Filed Pursuant to Rule 424(b)(3)

Registration No. 333-291984

Prospectus Supplement No. 5

(To Prospectus dated December 5, 2025, as supplemented by

Prospectus Supplement No. 1 dated December 19, 2025

Prospectus Supplement No. 2 dated January 8, 2026

Prospectus Supplement No. 3 dated February 3, 2026

Prospectus Supplement No. 3 dated February 4, 2026)

CERO THERAPEUTICS HOLDINGS, INC.

729,596,950 Shares of Common Stock

This prospectus supplement no. 5 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 5, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-291984). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on February 13, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is traded on OTCQB under the symbol “CERO” and our public warrants is traded on OTCID under the symbol “CEROW,” respectively. On February 19, 2026, the last quoted bid price of our common stock as reported on OTCQB was $0.04 per share and the last quoted bid price of our public warrants as reported on OTCID was $0.0068 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 20, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2026

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	81-4182129
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CERO	None
Warrants,each warrant exercisable for one two-thousandths of a share of Common Stock	CEROW	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 9, 2026, CERo Therapeutics Holdings, Inc., a Delaware corporation (the “Company”) issued and sold a convertible promissory note for a purchase price of $750,000, having a principal face value of $937,500 (the “Note”) to Keystone Capital Partners, LLC (“Lender”). Pursuant to the Note, the Company may borrow, from time to time thereunder, up to a maximum aggregate amount not to exceed a sum of $1,000,000. The Note bears interest at a rate of 10% per annum, matures on July 9, 2027, and is convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). At any time after the issuance of the Note, the Lender, at its option, is entitled to convert all or any lesser portion of the outstanding principal amount and accrued but unpaid interest into Common Stock at a conversion price equal to the lesser of (i) $0.05 and (ii) 80% of the average of the 5 (five) lowest intraday trading prices during the 20 (twenty) days prior to the day that the Lender requests conversion, unless otherwise modified by mutual agreement between the parties, subject to certain adjustments and limitations, including a beneficial ownership limitation of 4.99%.

Pursuant to the terms of the Note, the Company shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-1 or S-3, covering the resale of all of the shares of Common Stock issuable upon the conversion of the Note.

The issuance of the Note was made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder. The Note and the shares of Common Stock issuable upon conversion thereof have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The foregoing description of the Note is qualified in its entirety by reference to the full text of such document, copy of which are filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The issuance of the Note was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, for the offer and sale of securities not involving a public offering. The Company’s reliance upon Section 4(a)(2) of the Securities Act in issuing the Notes was based upon the following factors: (a) the issuance of the Note was an isolated private transaction by us which did not involve a public offering; (b) the Lender is an accredited investor; (c) the Company did not engage in general solicitation or advertising in connection with the issuance; and (d) the Lender represented that, among other things, it was acquiring the securities for investment purposes only and not with a view to distribution, it has received information about the Company necessary to make an informed investment decision, and the Lender is capable of evaluating the merits and risks of its investment. Any shares of Common Stock issuable upon conversion of the Note will be issued in reliance on the exemption from registration provided by Section 3(a)(9) or Section 4(a)(2) of the Securities Act.

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) Dismissal of independent registered public accounting firm.

The Company’s audit committee of the board of directors (the “Audit Committee”) approved the decision to dismiss Wolf & Company, P.C. (“Wolf”), as the Company’s independent registered public accounting firm, effective as of February 13, 2026. The dismissal was communicated to Wolf on February 11, 2026. The audit reports of Wolf on the Company’s financial statements as of and for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s most recent fiscal years ended December 31, 2024 and 2023 and the subsequent interim periods from January 1, 2025 to the date of Wolf’s dismissal, the Company has not had any disagreement with Wolf on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to Wolf’s satisfaction, would have caused Wolf to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements. In addition, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except that the Company’s management identified the existence of a material weakness in internal control over financial reporting related to the Company’s conclusion that due to a lack of sufficient and qualified resources, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and Annual Report on Form 10-K for the fiscal year ended December 2024.

The Company provided Wolf with a copy of this Current Report on Form 8-K prior to its filing with the SEC and requested that Wolf furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements in Item 4.01(a). A copy of Wolf’s letter, dated February 13, 2026, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

(b) Appointment of new independent registered public accounting firm.

The Company’s audit committee of the board of directors (the “Audit Committee”) approved the appointment of Salberg & Company, P.A. (“Salberg”) as the Company’s independent registered public accounting firm, effective following the finalization of the terms of an engagement letter therewith and execution thereof of February 11, 2026, with such appointment effective as of February 13, 2026. During the Company’s most recent fiscal years ended December 31, 2025 and 2024 and in the subsequent interim period through February 13, 2026, neither the Company nor anyone on its behalf has consulted with Salberg with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written nor oral advice was provided to the Company that Salberg concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event”, each as defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The board of directors of the Company (the “Board”), approved an increase in the size of the Board from six (6) to seven (7) members and, upon the recommendation of the nominating and corporate governance committee of the Board (the “NCG Committee”), appointed Eric Francois to the newly created seat, in each case, following the acceptance by Mr. Francois of such appointment, effective February 13, 2026. Mr. Francois will serve as a director of the Company until the 2026 Annual Meeting of Stockholders, at which time he is expected to stand for election by the Company’s stockholders (the “2026 Annual Meeting”). Subject to confirmation of independence by the NCG Committee and the Board, Mr. Francois will also serve as a member of the Audit Committee.

Eric Francois was the Managing Director of Raymond James Financial, Inc. between August 2023 and September 2025. Prior to that, he was the Managing Director at Credit Suisse between November 2021 and August 2023. He previously served as Chief Financial Officer at Scynexis, Inc. between November 2015 to November 2021 and was the co-founder and Chief Operating Officer of Topi, Inc., between July 2013 and October 2015. Mr. Francois was an member of board of directors at Diffusion Pharmaceuticals, Inc., between June 2021 and December 2022. Mr. Francois served from September 2007 to July 2013 as a Director in the Equity Capital Markets Group at Lazard Ltd where he led capital raisings and advisory assignments for healthcare and biotechnology companies. He started his career in September 2000 at Cowen and Company in the Equity Capital Markets and Convertible Debt Groups. Mr. Francois holds a B.A. in Economics and Business Administration and a M.A. in Marketing from Pantheon-Sorbonne University, France.

There are no arrangements or understandings between Mr. Francois n and any other persons pursuant to which Mr. Francois was selected as a director. Additionally, Mr. Francois does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Additionally, Mr. Francois will enter into an indemnification agreement with the Company that is consistent with the standard form that was filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-4/A, filed with the SEC on December 18, 2023.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Note (February 2026).
16.1	Letter to Securities and Exchange Commission from Wolf & Company, P.C., dated February 13, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2026	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

3